EARNINGS RELEASE

4TH QTR 2017

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM

2017 FOURTH QUARTER RESULTS

HIGHLIGHTS

Customer base transformation continues

Addition of 1 million postpaid customers, now representing 30.4% of the total base;

27.6 million 4G lines, growth of 63.7% YoY and 47.1% penetration over the total base;

Mobile ARPU grew 13.9% YoY, eighth consecutive quarterly growth.

Leader in 4G quality and coverage

4G coverage present in more than 3,000 cities, covering 91% of the urban population;

1.8GHz refarming continues to guarantee better LTE coverage;

Improving indoor coverage with 4G at 700MHz, 916 cities operating at this frequency;

VoLTE technology implemented in 1,200 cities, improving the user experience.

TIM LIVE: solid growth with quality

Consistent evolution of the client base, +28.2% YoY, totaling 392 thousand users;

Excellence in broadband service, recognized by Netflix and Estadão;

Net Revenues showed robust growth of 52.1% YoY, ending the year representing ~40% of Fixed Service Revenue.

Revenues and EBITDA with solid performances

Mobile Service Net Revenues grew 6.1% YoY, confirming the upward trend of the past three quarters. In the year, MSR ended with 5.1% YoY growth;

Client Generated Net Revenues grew 6.2% YoY, with Bundle Revenues representing more than 65%. In 2017, CGR posted an increase of 6.5% YoY;

Normalized1 Costs and Expenses remained under control, practically stable, (0.2% YoY). In the year, the decline was 1.0%;

Highest Normalized1 EBITDA in TIM’s history, reaching R$ 1.77 bln and increasing 13.3% YoY. In the year, growth of 13.7% YoY.

Highest Normalized1 EBITDA Margin in TIM’s history, reaching 41.6%;

Net Income grew 66.0% YoY. In 2017, the amount was R$ 1.24 bln, 64.5% higher than 2016;

Significant OFCF improvement, increase of R$ 1.7 billion in 2017 vs. 2016.

Conference Call in Portuguese:	Conference Call in English:
February 6, 2018, at: 9:30 a.m. Brasília time 6:30 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM	February 6, 2018, at: 11:00 a.m. Brasília time 8:00 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Net Revenues reached R$ 4,257 million in 4Q17, with growth of 5.3% YoY, confirming the trend of the last three quarters. In 2017, Net Revenues rose 3.9% YoY and totaled R$ 16,234 million. Mobile Service Revenues grew 6.1% in this quarter and in 2017 increased 5.1% YoY. Over the year, Data & Content Revenues continued to be the highlight, compensating for the negative impacts of the reduction of voice services, the cut in interconnection rate (MTR) and a macroeconomic scenario still in the recovery process. In 4Q17, Fixed Service Revenues rose 6.1% YoY, accumulating a growth of 4.7% YoY at the end of 2017.

Net Revenues Breakdown and Other Highlights

Service Revenues grew by 6.1% YoY in the quarter and increased by 5.1% YoY in the year, confirming the recovery trajectory. The Mobile Service Revenues (MSR) presented very similar dynamics, increasing 6.1% YoY in 4Q17 and 5.1% YoY in 2017 as a whole.

Client Generated Revenues (CGR), which is comprised of Local Voice, Long Distance Voice and Data & Content Revenues, grew by 6.2% YoY in this quarter and at the end of 2017 the advance was 6.5% YoY. In 4Q17, revenues generated by recurring bundle offers increased by 41.9% YoY and already represents more than 65% of the CGR.

Local Voice Revenues declined 33.4% YoY in the quarter and accumulated a 23.8% YoY decrease in the year, affected by the voice-to-data migration that occurs as TIM introduces more data and content services in bundle offers (voice+data). Long Distance Voice Revenues recorded a decrease of 24.7% YoY in 4Q17 and 25.8% YoY in the full year, with similar dynamics as seen in the local voice revenues.

In 4Q17, Minutes of Use (MOU) totaled 115 minutes and recorded a growth of 2.1% YoY, reflecting the effect of including unlimited calls in the Control plans offers. In the year, MOU was 110 minutes, down 5.8% YoY.

In 4Q17, Data & Content Revenues grew 43.2% YoY and represented 61.5% of MSR. In the full year, the growth was 37.7% YoY. The solid performance is due to the Company's position of offering more recurring bundles offers and content incorporated into these offers. Data & Content Revenues generated on recurring bundles offers more than doubled in the yearly comparison.

20171 BOU (bytes of use) increased by nearly 100% compared to the previous year, following the data expansion allowances and due to TIM's efforts to migrate customers to 4G and boost smartphone penetration using this technology.

In 4Q17, Interconnection Revenues decreased 11.2% YoY and registered a drop of 21.3% YoY in the year. Incoming traffic growth was not enough to offset the effects of the reduction of the Mobile Termination Rate (MTR). The MTR incidence on Service Revenues reached 4.4% in the quarter and in the full year the exposure was 4.3%. Excluding the MTR cut impacts, Mobile Service Revenues would have grown 9.9% YoY, reaching R$ 4,001 million in the quarter, the annualized growth would have been 8.6% and the Mobile Service Revenue would have totaled R$ 15,173 million.

Other Mobile Revenues grew by 51.3% YoY. At the end of the year, this growth was 35.0% YoY. The performance of this line follows to a great extent the dynamics of network sharing contracts and swaps that generate revenues, representing more than 50% of this line (and with correspondent costs at the Network and Interconnection group).

Mobile ARPU (Monthly Average Revenues Per User) grew 13.9% YoY in the quarter and reached R$ 21.9. In the year, ARPU was R$ 20.2 and increased 12.1% YoY. This ARPU expansion is mainly explained by the improvement in the base mix (more postpaid) and also by the individual growth of each segment. Prepaid ARPU has been growing for eight quarters while postpaid ARPU has grown for five consecutive quarters.

In 4Q17, Fixed Service Revenues rose 6.1% YoY, due to the growth of TIM Live, which improved net revenues by 52.1% YoY. With the expansion of coverage, TIM Live is increasing the contribution to the growth of fixed service revenues (TIM Live revenues represented ~40% of total Fixed vs. ~25% in 4Q16). In 2017, Fixed Service Revenues rose 4.7% YoY.

Product Revenues decreased 9.6% YoY in this quarter, slowing down the pace of the decline when compared to previous quarters’ changes. The increase in sales volume over the last months of the year was not enough to offset the reduction in the average price of handsets sold, -12.8%, due to the entry of products in the portfolio with lower prices, despite having more functions. Smartphone penetration at the end of December reached 80.9% (vs. 72.8% in 4Q16). In the full year, Product Revenues fell 15.3% YoY, due to the combination of lower volume and cheaper prices.

COSTS AND OPERATING EXPENSES

Total Normalized Costs and Expenses were stable in the 4Q17 (+0.2% YoY), remaining under strict control and ended the year of 2017 with a 1.0% YoY decrease, despite the significant growth of the postpaid base and the continued network expansion. At the end of the year, the Company reached 117% of the savings target established in the 2017 Efficiency Plan, providing a containment of R$ 659 million in total costs.

Normalized Costs and Expenses Performance Breakdown:

Normalized Personnel increased 12.9% YoY in 4Q17. The line’s performance was impacted by (i) higher costs with labor contingencies and (ii) a lower provisioning base in 2016 for bonuses and profit sharing of employees. In the year, the Normalized Personnel line showed a slight increase of 0.8% YoY, with inflation impacting on wages ajusted in 2Q17 (when the accumulated INPC of the last 12 months was 9.62%) and higher expenses with labor contingencies more than offsetting the reduction in the employee base (9,519 in 2017 vs. 9,863 in 2016).

Commercial decreased 11.2% YoY in the quarter, impacted mainly by FISTEL expense reductions and prepaid recharge fees. In 2017, the line declined 2.9% YoY, also impacted by the elements described above, as well as savings generated through process digitalization and efficiencies on advertising spending mix. These effects more than offset the growth in postpaid commission expenses and other customer management expenses driven by the postpaid base expansion (billing, collection and caring).

Network and Interconnection (ITX) costs increased 8.3% YoY in 4Q17 as a consequence of (i) lower comparison base in the 4Q16 due to the amplified effect of Anatel Resolution 639 (R$ 30 million benefit regarding other quarters accounted in 4Q16); (ii) significant increase of network elements related expenses; and (iii) costs with infrastructure sharing.

In the year, Network and Interconnection costs rose 1.4% YoY accompanying network expansion effects, which impacted expenses such as land rental costs and infrastructure sharing (with effects on costs and revenues), as well as the impact of inflation on essential services such as energy. These expenses more than compensated the Company’s structural trends, such as the reduction of the interconnection tariff (MTR) and lower leased line costs (effect of the aforementioned resolution and fewer lines due to the Zero Leased Lines project).

Normalized General and Administrative Expenses (G&A) increased 13.0% YoY in the quarter, due to a lower comparison base in 4Q16 when the effects of the Company's Efficiency Program had a strong impact on this line. In 2017 as a whole, G&A expenses increased by 3.1% YoY, in line with the increase of inflation in the period (IPCA +2.95%).

Cost of Goods Sold (COGS) continued to reduce the pace of decline compared to previous quarters and fell 2.3% in 4Q17, following the handset revenues dynamics, with a drop in the average selling price, -12.8% YoY, more than offsetting the increase in sales in the period, +9.1% YoY. It is important to note that the reduction in the average sales price is due to a change in strategy by the suppliers, who began delivering higher quality equipment at more affordable prices. TIM's handset sales mix continues to evolve into high-value handsets, with sales volumes migrating from the prepaid segment to the postpaid and control segments. In the year, COGS fell 13.2% YoY, still impacted by the drop in the number of handsets sold.

Provisions for Doubtful Accounts (Bad Debt) advanced 46.9% YoY, following the continued growth of the postpaid base, +19.6% YoY, and, hence, revenues. Despite this performance, Bad Debt as a percentage of Gross Revenues presented a healthy level and bellow the 3Q17, 1.3% vs 1.6%. In 2017, Bad Debt rose 18.7% YoY, representing 1.4% of Gross Revenues in the period and practically stable against 2016, a sign that default levels remain under control.

Other Normalized Operating Expenses decreased 53.7% YoY in 4Q17 and grew 1.3% YoY in the full year of 2017. Despite fluctuating during the year mainly due to contingencies, contribution to FUST/FUNTEL and other seasonal effects the share of this line over total OPEX was 2.9%, in line with the prior year’s performance, 2.8%.

1.9

Payback Months

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$ 41.6 per gross adds in the fourth quarter, an increase of 51.9% YoY, accompanying higher commissioning expenses (higher postpaid mix in gross adds) and the increase of lock-in offers (discounted device offers). Despite the increase in SAC, the SAC/ARPU ratio (indicating the payback per client) for this quarter remained at a healthy level of 1.9 months. In 2017, these metrics were R$ 39.6 and 2.2 months, respectively.

FROM EBITDA TO NET INCOME

EBITDA

Normalized EBITDA amounted R$ 1,769 million in 4Q17, maintaining the last quarters’ upward trend. This amount was 13.3% higher than that reported in 4Q16, excluding temporary effects, due to: (i) increase in Mobile Service Revenues with a higher contribution margin, (ii) higher Fixed Service Revenues and (iii) cost control.  In the year, Normalized EBITDA was R$ 5.9 billion, an increase of 13.7% compared to 2016.

The quarterly Normalized EBITDA Margin reached a historical record accounting 41.6%, 2.9 p.p. more than in 4Q16, an expansion influenced by the change in the revenue mix. In 2017, the Normalized EBITDA Margin was 36.6%, 3.2 p.p. above that reported in 2016.

With the growth of off-net traffic in the 4Q17, the MTR cost reduced its fall and was, in absolute terms, practically in line with the revenue of this interconnection type, eliminating an historical exposure of the EBITDA to the interconnection system.

Depreciation and Amortization (D&A) EBIT

D&A increased by 6.1% in 4Q17 YoY and 6.0% YoY for the full year. Depreciation rose by 7.6% YoY, mainly due to the higher number of construction works carried out. Amortization was up 4.3% YoY, due to increased software investments. Normalized EBIT grew 25.5% YoY in 4Q17 and in FY17reached 34.0% YoY, mainly benefited by higher EBITDA. The reported EBIT increased 24.0% in the quarter and grew 35.8% YoY in the year.

NET FINANCIAL RESULT

In 4Q17, the Net Financial Result was negative by R$ 119 million, R$ 18 million more negative when compared to the same period in the previous year. The result was mainly impacted by the accounting effect of the interest capitalization reduction (on the installment of spectrum clean up), that occurs as new cities have the 700Mhz frequency released to use in 4G. In 2017, the result was 21.2% more negative than in 2016, explained by a non-recurring positive derivatives mark-to-market ("MTM") effect that occurred in 2016.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution line totaled R$ 5 million in 4Q17, a 95.5% YoY decrease compared to 4Q16, mainly explained by the deduction of a R$ 190 million payment of Interest on Equity in November 2017. The effective rate was 0.9% in the quarter. In the year, the amount in taxes and contributions was R$ 201 million, down 23.5% YoY, with a 14.0% effective rate vs. 25.9% in 2016.

NET INCOME

Reported Net Income in the quarter amounted to R$ 604 million, up 66.0% over 4Q16. Earnings per Share (EPS) was R$ 0.25 compared to R$ 0.15 in the same period last year. In the year, reported net income was R$ 1,235 million, +64.5% YoY, with EPS standing at R$ 0.51 versus R$ 0.31 in 2016.

CAPEX

Total Capex amounted to R$ 1,661 million, a slightly reduction of 2.0% compared to 4Q16. Approximately 89% of Capex was dedicated to infrastructure, mainly transportation network projects, 4G technology and IT. In 2017, investments totaled R$ 4,148 million, down 7.9% YoY, due to efficiency on investments (more coverage, installing more equipment and fiber, however using less resources, due to better negotiated conditions) and as presented in the Industrial Plan 2017-19.

DEBT AND CASH

Gross Debt totaled R$ 6,423 million at the end of 4Q17, down 22.9% YoY, including (i) leasing recognition in the total amount of R$ 1,682 million (related to the towers sale, the LT Amazonas project and other financial leasing operations); and (ii) the hedge position in the amount of R$ 48 million (reducing gross debt).

The Company's debt is concentrated in long-term contracts (77% of the total), mainly through BNDES financing. Approximately 9% of total debt is denominated in foreign currency (USD), and is fully hedged in local currency. The average debt cost excluding leasing effects was 9.2% p.y, a reduction when compared to the 12.4% p.y cost in the same period of last year. In 2017, with the aim of efficiently manage of the Company's indebtedness and cash, TIM decided to partially liquidate in advance higher-cost debt in the total amount of R$ 1,717 million.

At the end of 4Q17, the Cash and Securities position stood at R$ 3,726 million, down from R$ 5,608 million in 4Q16.

Main movements that affected cash and securities during 2017 are presented below:

The average cash yield income decreased to 7.5% p.y in 4Q17 compared to 13.7% p.y in 4Q16, excluding the FX Fund, following the Selic rate reduction.

The Net Debt/EBITDA ratio was 0.45x in the quarter, a reduction when compared to the 0.52x registered in 4Q16. Net debt reached R$ 2,697 million at the end of 4Q17, slightly below the same period of the previous year when net debt was R$ 2,721 million.

FREE CASH FLOW

In 2017, Operating Free Cash Flow (OFCF), excluding the 700Mhz license, registered growth of R$ 1,691 million compared to 2016, as a result of EBITDA growth and CAPEX allocation efficiency, along with positive working capital of R$ 598 million. In 4Q17, OFCF was positive at R$ 1,642 million, an increase of 60.7% compared to R$ 1,022 million in 4Q16.

QUALITY AND NETWORK

Regarding Anatel's quality KPIs, in the form of the national average performance, in the last 12 months (considering the most recent official data released by the regulator), TIM maintained solid performance, with all quality metrics being above the Agency’s target.

Instantaneous Speed and Average Speed: Regarding Anatel’s metrics for instantaneous speed (SMP10) and average speed (SMP11), TIM kept both indicators above the Agency’s targets. The results were better than the previous quarter and remained in line with 4Q16’s performance, ensuring a positive customer experience when using data in a significant traffic-increase scenario. These results also indicate strong resilience of the Company's network.

In addition to Anatel's official KPIs, the SpeedTest numbers (as measured by Ookla2) continue to show improvement in the network quality indicators, especially regarding mobile data. The throughput (downlink and uplink) and latency indicators evolution are essential to attest the data user experience quality, especially in the current postpaid base growth scenario.

Considering the differentiated performance of LTE technology in data usage and the wide coverage and availability of TIM’s 4G network - as evidenced by the higher number of measurements in the Brazilian market on the SpeedTest platform - TIM registered strong client acceptance of this technology in 2017. As a consequence, Company reached significant rating in 2017 in a recent satisfaction survey conducted by Bridge Research3. In December/17, the Company ranked first in the pure-post general satisfaction ranking and second in the control segment. In terms of mobile internet use satisfaction, TIM had a similar outcome, occupying the first place in pure-post and second in control.

It is also worth mentioning that the Company continues to invest in digitalization actions designed to improve the customer experience and boost process efficiencies. TIM believes that the digital transformation of its services must take place on several fronts, from the sale of the line/activation to post-sales, self-caring, billing/collection and, finally, payment.

In this way, the results have been quite significant. In 2017, the number of digital caring — that is, users seeking service through the "My TIM" app and website — doubled in relation to 2016, representing 57% of total interactions (growth of 22 p.p. YoY). Also digital sales doubled its participation over gross additions in 2017, while prepaid recharging by digital means grew ~4 p.p. as a percentage of total recharges.

NETWORK EVOLUTION

TIM remains dedicated to developing its coverage, capacity and availability, with infrastructure as one of the strategic pillars to sustain its business while offering a better client experience. The commitment to quality is seen as essential for attracting and maintaining a valued customer base.

The entire Company is involved with the efficiency plan and infrastructure development is embedded in the project. The implementation of analytical tools and a focus on the customer experience orient an efficient allocation of Capex, which in 4Q17 earmarked 89% for infrastructure spending. Diversified action lines enable the Company to develop a strong and comprehensive network. Among the projects underway, standouts the fiber optic network expansion, site densification, expansion of hetnet coverage, frequency refarming and aggregation of carriers in two or three frequencies, depending on the location.

TIM ended 2017 retaining its leadership in 4G coverage, reaching 3,003 cities, or 91% of the country's urban population, an increase of approximately 140% over 2016. This expansion was due to the increase in 4G sites e-NodeB elements, which grew 77% in the year, to meet the network’s growing data traffic.

The significant 4G development is supported by the implementation of the spectrum refarming process, which uses the 1,800 MHz band and reorganizes frequency usage according to availability, redirecting to new technology (from 2G to 4G). This practice permits coverage optimization, using Capex more efficiently.

In addition, TIM continues developing its LTE network using the 700 MHz frequency, operating in 916 cities, of which 20 are capitals. The activation of 4G in the 700 MHz band allows greater signal reach with higher download and upload speeds, as well as lower latency, offering a significant improvement in the customers' use experience. Being a lower frequency, the scope of coverage can be four times greater when compared to the 2,600 MHz band, in addition to providing greater penetration in indoor environments.

The network expansion on several fronts allows TIM to maintain its innovative position and explore new technologies. Regarding to VoLTE (voice over LTE network), technology that allows connections through the IP data network guaranteeing efficiency and stability, the Company ended 2017 with availability in 1,200 cities, of which 22 are capitals. Other technology benefits for the users are simultaneous 4G navigation, reduced battery consumption and shorter connection establishment time.

TIM also develops its infrastructure with concern about the visual impact of its network and Biosite is a solution for densification of mobile access network (antennas towers) that contributes to environment and urban infrastructure harmony. Its multifunctionality can add beyond the transmission of telecommunications, lighting and security through surveillance cameras. At the end of 2017, TIM reached a total of 528 active Biosites.

The company is also working in fixed wireless broadband technology (Wireless-To-The-X), which enables wireless broadband via the LTE network, the user can enjoy stable browsing and simple activation through a plug-and-play model. The expansion of this service is leveraged by TIM’s 4G coverage leadership and the use of the 700 MHz band, making it possible for WTTx to be offered in 16 cities by the end of 2017.

 OPERATIONAL AND MARKETING PERFORMANCE

MOBILE MARKET

As presented in previous quarters, the pace of customer base reduction continues. The main causes of this movement are base cleaning actions and the multiple chip consolidation process.

TIM’S PERFORMANCE

In 4Q17, TIM presented a base of 58.6 million active lines. Despite the strong increase in the number of postpaid lines, the disconnection of prepaid lines negatively impacted the total base. Total net adds were negative by 756 thousand lines and in December there was a total net addition of 127 thousand lines, with postpaid additions offsetting prepaid disconnections.

In postpaid, the customer base totaled 17.8 million, an increase of 19.6% YoY. This quarter presented a net adds record, with over 1 million lines activated, 61% more than in 4Q16. The main factors that influenced the growth of the postpaid base were: i) customers’ migration from prepaid to postpaid (mainly control), ii) number portability, and iii) a stable disconnection rate.

In relation to prepaid, disconnections remained and, in 4Q17, showed a negative 1.8 million net adds, an improvement of 25% in relation to 3Q17. The customers’ migration from prepaid to postpaid as well as the base clean-up rigid policy resulted in the high number of disconnections.

Detailing the customer base by technology:

•

The number of 4G users continued to grow and reached 27.6 million in 4Q17. The 63.7% growth in comparison to 4Q16 was mainly due to the users’ migration of 3G to 4G seeking a better user experience within the telecom service.

•

3G closed 4Q17 with 19.1 million users, 35.3% lower than in 4Q16. This decline was in line with the migration to more modern smartphones, with 4G technology, and a focus on higher-value customers.

Smartphone total penetration reached 80.9% over 2017 December’s customer base, increasing 8.1 p.p. over December 2016. This growth validated the Company's strategy to equip its clients, designed to stimulate the penetration of data services, especially in relation to 4G technology.

FIXED BROADBAND MARKET

TIM Live continued to present the solid performance of the past few quarters in the main indicators analyzed: revenues, customers, coverage and quality.

Net revenue for 4Q17 grew 52.1% YoY due to: (i) customer base totaling 392 thousand, 28.2% more than in December 2016 and (ii) ARPU growth of 18.8% YoY. In 2017, the revenues growth was 45% in the annual comparison.

 Looking at operational metrics, TIM Live increased coverage (addressable households) by 53.3%, with an occupancy rate of MSANs 18 p.p. higher. The excellence in service quality is recognized by Netflix and Estadão Newspaper. At Netflix, Live led Brazil's provider speed ranking 33 times in the last 36 months and was best in the services category for the third time at Estadão ranking.

The use of WTTx technology within the TIM Casa Internet offer is a growth opportunity and in 2017 continued to expand as a soft launch. In 4Q17, WTTx was present in 16 cities in 12 states, 220% more than in 3Q17. The service is focused in areas that have limited broadband offers. Of the clients that hired the service, 83% had no access to residential internet and 21% didn’t have Pay-TV.

In October 2017, TIM started the ultra-broadband service (TIM Live Fibra) test through Fiber To The Home (FTTH) technology that allows customers to navigate with high performance. Since its soft launch, coverage has reached 50,000 addressable households, approximately 1,000 customers and a high level of satisfaction (90% are very satisfied and 8% satisfied).

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATIVE SOCIAL RESPONSIBILITY

The Company’s social and environmental responsibility policies guide the actions and initiatives and are based on the principles of the UN Global Compact. This is a voluntary agreement that TIM has been a signatory since 2008 to ensure compliance with the ten principles related to human rights, working conditions, the environment and the fight against corruption.

TIM has been on the B3’s Business Sustainability Index (ISE) for ten years, remaining as the telecommunication company on the list for the most consecutive years. The Company also publishes its greenhouse gas (GHG) inventory based on the GHG Protocol methodology and has implemented a Climate Change Policy that establishes GHG emissions management guidelines.

TIM Institute

Founded in July 2013, the mission of the TIM Institute (www.institutotim.org.b) is to create resources and strategies for the democratization of science, technology and innovation through mathematical and scientific education projects for children and young people, while also developing free technologies that contribute to the implementation of public policies.

The TIM Institute’s actions have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

In 2017, the TIM Institute launched the Busca Ativa Escolar (School Active Search) platform (www.buscaativaescolar.org.br), together with Unicef (the United Nations Children's Fund) and other partners, which contributes to the combat against school exclusion. Up to now, more than 450 municipalities have joined the solution.

The 3rd edition of Academic Working Capital, a TIM Institute entrepreneurial education program, supported more than 20 technological projects developed by college students, culminating in products presented to startup market investors at an investment fairs. Also with regard to business education for entrepreneurs, the launch of three new courses on the subject on the TIM Tec platform (cursos.timtec.com.br) was notable.

The year also marked the renewal of the partnership between the TIM Institute and the National Institute of Pure and Applied Mathematics (IMPA) for the financing of scholarships for the medalists at the Brazilian Public School Mathematics Olympiad (OBMEP).

Energy

In line with the principles of its Environmental and Climate Change Management Policies, TIM considers energy efficiency as one of its challenges.

Description	2017	2016	% YoY
Electricity, in MWh	722,366¹	619,930	17
Fuel, in liters	1,057,930¹	1,278,287	- 17

(¹) Data subject to change after the conclusion of an outside audit.

Despite the already expected increase in energy consumption, due to the expansion of the network infrastructure, TIM invests in energy efficiency actions. Some examples of these actions are: (i) the Swap Project, involving equipment modernization; (ii) RAN Sharing agreements, through the network infrastructure sharing model with other Telecom operators and, (iii) FreeCooling: an equipment container ventilation system through the installation of refrigeration equipment on sites, which reduces energy use and refrigerant gases in air conditioning equipment.

In 2017, TIM began self-generating renewable energy through remote self-consumption (Distributed Generation), leasing five Hydroelectric Generating Centers (CGHs) to meet the energy demand of more than 1,000 sites. In addition to this initiative, we also continue to generate solar power with 40 photovoltaic panels in operation (versus 33 panels in 2016).

(EN3 and EN6, GRI1 G4 indicators)

GOVERNANCE

TIM adheres to good Corporate Governance practices and values transparency, accountability, fairness and corporate social responsibility. The following are the 4Q17’s highlights regarding the activities carried out by the Company's Board of Directors and the Advisory Committees:

Activities of the Board of Directors

o

Members: 10 members (3 independent);

o

Meetings: 5 meetings, average attendance of 88%;

o

Most important activities:

▪

Analysis of the Quarterly Financial Report for the period ended September 30, 2017;

▪

Resolution on the Proposal for Payment of Interest on Equity (IOE);

▪

Resolution on the proposal of the Stock Buy-back Plan;

▪

Resolution on the composition of the Board of Directors, Remuneration Committee and Statutory Board of Executive Officers;

▪

Resolution on the proposal of the Company's Long-Term Bonus Program;

▪

Resolution on Conflict of Interest Policy;

▪

Take cognizance of the TIM Institute’s Projects;

▪

Resolution on contracts with related parties;

▪

Resolution on budget guidelines 2018.

Activities of the Fiscal Council

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting, average attendance of 100%;

o

Most significant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Independent Auditors S.S. for the period ended September 30, 2017;

▪

Analysis of the Quarterly Financial Report for the period ended September 30, 2017;

▪

Opinion on the Proposal for Payment of Interest on Equity (IOE).

Activities of the Statutory Audit Committee

o

Members: 3 members (3 independent);

o

Meetings: 5 meetings, average attendance of 100%;

o

Most significant activities:

▪

Analysis of the Report of Independent Auditors, BDO RCS Independent Auditors SS for the year ended September 30, 2017;

▪

Analysis of the Quarterly Financial Report for the year ended September 30, 2017;

▪

Opinion on the Proposal for Payment of Interest on Equity (IOE);

▪

Analysis of the Risk Appetite and the Enterprise Risk Management Process;

▪

Analysis and evaluation of complaints received through the Complaints Channel

▪

Opinion on agreements with related parties;

▪

Monitoring of the process to select the Company’s Independent Auditor;

▪

Analysis of the Internal Audit Annual Plan 2018.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 3 meetings, average attendance of 80%;

o

Most significant activities:

▪

Analysis of the Risk Appetite and the Enterprise Risk Management Process;

▪

Analysis and evaluation of complaints received through the Whistleblower Channel;

▪

Monitoring of the process to select the Company’s Independent Auditor;

▪

Analysis of the Internal Audit Annual Plan 2018.

Activities of the Remuneration Committee

o

Members: 3 members;

o

Meetings: 1 meeting, average attendance of 67%;

o

Most significant activity:

▪

Analysis of the Company’s long-term bonus program proposal.

STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed the year at R$ 13.10, a significant increase of 67.3% when compared to 2016. In the same period, the Ibovespa (the main Brazilian index of the B3 stock exchange) rose 26.9%. The Company's ADRs, TSU, closed 2017 quoted at US$ 19.31, an increase of 63.6% compared to the previous year. In market cap, TIM ended 2017 valued at R$ 31.7 billion or US$ 9.4 billion.

SUBSEQUENT EVENTS

Dividend Distribution

At the end of 2017, the Company presented adjusted net income of R$ 1,060 million, being due, under the terms of its Bylaws, a minimum distribution of 25%. The total gross amount proposed for distribution for the fiscal year 2017 will be R$ 293 million, and the total net value to be distributed is R$ 265 million, which represents R$ 0.11 per common share and R$ 0.55 per ADR (1 ON = 5 ADR).

It is important to notice that the Company distributed in November 2017, as Interest on Equity, the net amount of R$ 162 million, R$ 190 million gross. The complementary distribution of R$ 103 million will be as dividends.

The proposed allocation of the result was presented to the Board of Directors and will be submitted for approval at the Annual Shareholders Meeting, scheduled for April 2018.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2016 (4Q16) and third quarter of 2017 (3Q17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACT

Telephones: (+55 21) 4109-3360 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ri

For more information about TIM, please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1: Balance Sheet

Attachment 2: Income Statements

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

DESCRIPTION	4Q17	4Q16	% YoY	3Q17	% QoQ
R$ million					
ASSETS	**32,600**	**34,656**	**-5.9%**	**31,972**	**2.0%**
CURRENT ASSETS	**7,607**	**10,107**	**-24.7%**	**7,645**	**-0.5%**
Cash and cash equivalents	2,961	5,128	-42.3%	3,318	-10.8%
Short-term investments	766	480	59.5%	416	83.9%
Accounts receivable	2,541	2,919	-13.0%	2,449	3.7%
Inventories	124	144	-14.0%	118	4.8%
Indirect recoverable Taxes	386	634	-39.1%	420	-8.1%
Direct recoverable Taxes	323	335	-3.5%	204	58.2%
Prepaid expenses	168	130	29.1%	323	-47.9%
Derivative contracts	54	82	-34.7%	56	-4.6%
Leasing	20	3	601.7%	2	826.8%
Other assets	265	252	5.4%	337	-21.3%
NONCURRENT	**24,993**	**24,548**	**1.8%**	**24,327**	**2.7%**
Noncurrent assets	**2,842**	**2,831**	**0.4%**	**2,849**	**-0.2%**
Long-term investments	3	-	n.a.	-	n.a.
Accounts receivable	26	24	8.8%	27	-3.7%
Indirect recoverable Taxes	950	867	9.5%	936	1.4%
Direct recoverable Taxes	210	201	4.3%	207	1.0%
Deferred income and social contribution taxes	-	42	n.a.	-	n.a.
Judicial deposits	1,367	1,294	5.6%	1,358	0.6%
Prepaid expenses	39	54	-27.4%	46	-14.5%
Derivative contracts	27	134	-80.0%	30	-11.0%
Leasing	186	202	-8.1%	205	-9.3%
Other assets	35	12	182.5%	39	-9.8%
Permanent Assets	**22,151**	**21,717**	**2.0%**	**21,478**	**3.1%**
Property, plant and equipment	10,838	11,085	-2.2%	10,485	3.4%
Intangibles	11,313	10,633	6.4%	10,994	2.9%
LIABILITIES	**32,600**	**34,656**	**-5.9%**	**31,972**	**2.0%**
CURRENT LIABILITIES	**7,224**	**7,282**	**-0.8%**	**5,826**	**24.0%**
Loans and financing	1,352	1,145	18.0%	1,561	-13.4%
Derivative contracts	14	36	-61.2%	19	-27.7%
Leasing	177	97	83.1%	125	41.3%
Suppliers	3,987	3,461	15.2%	2,492	60.0%
Salaries and related charges	262	212	23.6%	283	-7.4%
Indirect taxes, charges and contributions	305	453	-32.6%	316	-3.3%
Direct taxes, charges and contributions	261	364	-28.3%	246	6.0%
Dividends payable	144	206	-30.3%	60	138.2%
Authorizations payable	233	486	-52.1%	202	15.4%
Deferred Revenues	480	812	-40.9%	513	-6.4%
Other liabilities	9	8	11.4%	8	14.0%
NON CURRENT LIABILITIES	**7,225**	**10,187**	**-29.1%**	**8,320**	**-13.2%**
Loans and financing	3,339	5,575	-40.1%	4,298	-22.3%
Derivative contracts	18	45	-59.3%	29	-35.8%
Leasing	1,710	1,706	0.3%	1,733	-1.3%
Authorizations to pay	274	900	-69.6%	275	-0.4%
Indirect taxes, charges and contributions	3	0	2150.9%	3	-1.9%
Direct taxes, charges and contributions	207	259	-20.1%	268	-22.8%
Deferred income and social contribution taxes	99	108	-8.7%	112	-12.0%
Provision for contingencies	528	478	10.4%	536	-1.5%
Pension plan	3	2	66.1%	2	66.1%
Asset retirement obligations	23	22	5.0%	20	12.7%
Deferred Revenues	991	1,061	-6.6%	1,014	-2.2%
Other liabilities	31	31	-0.1%	31	0.0%
SHAREHOLDERS' EQUITY	**18,151**	**17,188**	**5.6%**	**17,826**	**1.8%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves	1,688	1,564	7.9%	1,570	7.5%
Income reserves	6,614	5,760	14.8%	5,763	14.8%
Accumulated losses	-	-	n.a.	-	n.a.
Treasury Stocks	(16)	(3)	389.4%	(3)	546.9%
Net Income for the period	-	-	0.0%	630	n.a.

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

Attachment 3

TIM PARTICIPAÇÕES S.A.

Free Cash Flow Statement

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operating Indicators

Footnotes

1 11 months until November

2 Generated as of TIM analysis on the Ookla Speedtest results

3 Quantitative research of national satisfaction conducted between September and December 2017 through structured survey and online interviews